

September 9, 2013

Via E-Mail
Shah Mathias
Chief Executive Officer
Ameri Metro, Inc.
3030 East Market Street
York, Pennsylvania 17402

> **Re: Ameri Metro, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 26, 2013**
> **File No. 333-189286**

Dear Mr. Mathias:

We have limited our review of your registration statement to those issues we have addressed in our comments.

Calculation of Registration Fee table

1. We note your response to comment one in our letter dated August 15, 2013. Please revise to state that the registration fee was calculated in accordance with Rule 457(a).

Selling Shareholder Shares, page 41

2. We note your response to comment 6 in our letter dated August 15, 2013. We also note disclosure that on June 21, 2013, 315,000 shares were issued to 21 individuals for consulting services. Please describe the consulting services received for the shares issued on June 21, 2013. Also, we note disclosure that on November 21, 2013, 126,000 shares were issued for services to be performed. Please revise to clearly describe the services to be performed for the shares issued on November 10, 2012.

Exhibit 5.1

3. We note that counsel deleted "fully paid" in the third paragraph of the opinion. Please note that the Commission's rules require an opinion of counsel with respect to whether the securities will be, when sold, fully paid. Please have counsel revise its opinion to opine on whether the securities will be fully paid when sold. Please see Section II(B)(1)(a) of Staff Legal Bulletin No. 19 (CF) dated October 14, 2011.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Cc: <u>Via E-Mail</u>
Lee Cassidy, Esq.